

November 14, 2008

Mail Stop 7010

<u>**Via U.S. mail**</u>

Dr. Kiril A. Pandelisev
Chief Executive Officer and Chairman of the Board
CRC Crystal Research Corporation
4952 East Encanto Street
Mesa, Arizona 85205

Re: **CRC Crystal Research Corporation**
Registration Statement on Form S-1 Amendment No.2
Filed on: October 31, 2008
File No.: 333-151309

CRC Crystal Research Corporation
Form 10-KSB/A for the fiscal year ended December 31, 2007
Filed on: October 31, 2008
File No.: 000-52472

CRC Crystal Research Corporation
Form 10-Q for the period ended June 30, 2008
Filed on: August 14, 2008
File No.: 000-52472

Dear Mr. Pandelisev:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of Prospectus, page 5
General Information About Our Company, page 5

1.   At the end of the second paragraph please disclose that on September 24, 2008 you entered into a stock purchase agreement with Connor & Kirk Capital, LLC

for purposes of raising capital and that the agreement will become effective upon the effectiveness of the registration statement.

Selling Security Holders, page 14

2. We note your revised disclosure in response to comment 4 of our September 18, 2008 letter; however, you make no disclosure about the transactions pursuant to which the securities were issued to the selling security holders, the aggregate proceeds received by the company and whether any of the selling security holders was an affiliate of the company. Please revise your disclosure to address our prior comment 4 in full.

3. We note your response and revised disclosure in response to comment 5 of our September 18, 2008 letter. Please confirm that there are no material relationships between any selling security holder and the company, or any of its affiliates.

Description of Our Business, page 19

General Information, page 19

4. We note your revised disclosure in response to comment 11 of our September 18, 2008 letter. Please confirm that the paper written by Mr. Pastor was not prepared for your benefit, sponsored or paid you by.

5. You disclose that your patents for advanced scintillator devices give "another advantage" beneficial to other applications; however, it is unclear what these other advantages are and how they are beneficial to the applications identified in the fourth paragraph. Please expand your disclosure to discuss these advantages in more detail.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

6. While we note that you made some revisions on page 31 to the discussion of your results of operations for the period from inception to June 30, 2008, your revisions do not fully address the items noted in comment 16 from our letter dated September 18, 2008. Please expand/revise your discussion under results of operations for the year ended December 31 ,2007 (and any newly added interim periods) to:

- Quantify each factor you cite as impacting your operations. For example, you disclose on page 30 that the decrease in your net loss for the year ended December 31, 2007 was due primarily to having completely impaired certain assets during 2006 and a decrease in consulting expenses, general and administrative expenses and professional fees, without quantifying the impact attributed to each component.

- Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion on page 30 of the increase in consulting and management fees of $20,041 for the year ended December 31, 2007 compared to the prior year does not explain why there was a decrease in total expenses for the year ended December 31, 2007.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Expansion, page 33

7. We note your disclosure regarding the stock purchase agreement with Connor & Kirk Capital, LLC.

- If Connor & Kirk were under an obligation to purchase a minimum of $3,000,000 of shares of the company's common stock at $0.55 per share, they would receive in return at least 5,454,545 shares of your common stock. Please revise your disclosure to state the correct minimum and maximum number of shares that Connor & Kirk is required to purchase under the terms of the stock purchase agreement.
- Please disclose any other material terms to the Connor & Kirk agreement and file the agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

8. Please clarify whether the shares to Connor & Kirk will be issued pursuant to a registration statement or whether they will be issued in a private placement.

9. Since you are already a public reporting company, please revise your disclosure to state that the agreement with Connor & Kirk will become effective when the company's shares have been approved for trading and the registration statement has become effective.

10. Please include appropriate risk factor disclosure regarding the dilution that the existing shareholders would suffer following the issuance of more than three million shares of the company's common stock to Connor & Kirk.

Executive Compensation, page 39
Summary Compensation Table, page 39

11. Your summary compensation table should reflect the format and the requirements

of Item 402(n) of Regulation S-K. Compensation information for year 2008 is not required since your fiscal year ends on December 31, 2008. It seems that some of the values in the table continue to be expressed in terms of number of shares rather than dollar values. For guidance, you may wish to refer to Release No. 33-8732A and our compliance and disclosure interpretations on executive compensation and related person disclosure, both of which are available in the Division of Corporation Finance's section under "SEC Divisions" on the Commission's website at www.sec.gov. Please address comment 18 of our September 18, 2008 letter in full.

Audited Annual Financial Statements

General

12. Please revise your Form S-1 to include your interim financial statements for the quarter ended September 30, 2008 in accordance with Article 8-03 of Regulation S-X.

Part II

Recent Sales of Unregistered Securities, page 46

13. We note your revised disclosure in response to comment 31 of our September 18, 2008 letter; however, disclosure about the facts relied upon to make the claimed exemptions available is missing. Please revise your disclosure accordingly.

Exhibits

Exhibit 5 – Opinion of Joseph L. Pittera, Esq.

14. Please explain how your counsel is entitled to give an opinion on Nevada law when he is not admitted to practice law there.

Form 10-KSB/A for the Year Ended December 31, 2007

General

15. Please comply, to the extent applicable, with the comments raised in our comment letters dated June 27, 2008 and September 18, 2008, including this letter, in your future filings of Form 10-K.

Form 10-Q For the Quarterly Period Ended June 30, 2008

General

16. Please address the comments above in your interim filings as well.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

17. As previously noted in comment 39 from our letter dated September 18, 2008,
your discussion of the results of operations should cover both the three and six
month periods ended June 30, 2008 and 2007, not just the three month period that
you currently discuss. Additionally, we note your disclosure that your operating
expenses are not indicative of the level that would be incurred if you commenced
actual operations. However, your MD&A should still quantify significant
changes in your financial statements between periods and provide detailed
explanations of the reasons for these changes. Please amend your filing
accordingly and ensure that your updated MD&A included in your S-1 filing for
the three and nine months ended September 30, 2008 and 2007 addresses this
comment as well.

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Green, Staff Accountant at (202) 551-3733 or Lisa Haynes, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Joseph Lambert Pittera, Esq. (via facsimile @ (310) 328-3063)
Law Offices of Joseph Lambert Pittera
2214 Torrance Boulevard
Torrance, California 90501